228 Santa Monica Boulevard Suite 300	310.434.5400
Suite 300	Fenwick.com
Santa Monica, CA 90401

James D. Evans
JEvans@Fenwick.com I 206.389.4559

May 6, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	Morgan Youngwood, Staff Accountant
Stephen Krikorian, Accounting Branch Manager
Jeff Kauten, Staff Attorney
Larry Spirgel, Office Chief

Re:	ZipRecruiter, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 30, 2021
File No. 333-255488
Ladies and Gentlemen:
We are submitting this letter on behalf of ZipRecruiter, Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received telephonically on May 4, 2021, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-255488) filed with the Commission on April 30, 2021 (the “Registration Statement”).
The Staff raised a question in the May 4, 2021 conference call regarding how to reconcile the Company’s pro forma earnings per share (“EPS”) for the periods ending December 31, 2020 and March 31, 2021 in relation to the numerator for the deduction of stock-based compensation expense for the assumed vesting of the restricted stock units (“RSUs”) at each period and the denominator for the related adjustment of assumed vested of RSUs.
In response to the Staff’s oral comment regarding the stock-based compensation and RSU adjustments to the numerator and denominator, respectively, in the Company’s pro forma EPS calculations, the Company respectfully advises the Staff that the adjustments to the numerator in the pro forma EPS calculations related to stock-based compensation expense for the year ended December 31, 2020 and the three months ended March 31, 2021 as disclosed in footnote 3 in the consolidated financial statements for the year ended December 31, 2020 and footnote 3 the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2021, respectively, do not correlate directly to the adjustments to the denominator for the weighted average shares outstanding for stock-based awards for the same periods.

United States Securities and Exchange Commission
Division of Corporation Finance
May 6, 2021

Stock-based compensation expense deducted from the numerator represents a full year of compensation expense for 2020, but only a quarter of such expense for the three months ended March 31, 2021, whereas the number of shares assumed outstanding included in the denominator for each period is based on a cumulative number of shares that is increasing over time based upon meeting the service conditions of each award.
As disclosed in the Registration Statement, the Company’s pro forma calculations assume that the Company’s direct listing and the modification of the RSU awards occurred as of January 1, 2020. For the pro forma EPS calculation for both the year ended December 31, 2020 and for the three months ended March 31, 2021, the numerator deducts the stock-based compensation expense associated with the RSUs outstanding during the period. The pro forma adjustment to the denominator represents a cumulative weighted average number of shares outstanding that is increasing over time as the service condition of each award is met. Therefore, the number of awards that would have satisfied the service condition increases from 271,500 RSUs at January 1, 2020 to 1,225,890 RSUs at December 31, 2020, and to 1,860,101 RSUs at March 31, 2021. The number of shares included in the pro forma adjustment for basic earnings per share is determined by weighting awards for the period from the date that the service vesting condition is satisfied to the end of the period. Therefore, the weighted-average number of shares for the year ended December 31, 2020 was 632,874 and for the three months ended March 31, 2021 was 1,493,054. The Company advises the Staff that the majority of the Company's awards are vesting ratably on a quarterly basis following the first year of cliff vesting, such that the weighted average continues to increase over time.
To better illustrate these ratios and assist the Staff’s understanding, the Company has prepared an illustrative example for two RSUs awards, which are representative of the Company’s RSUs. The example below incorporates the Company’s same pro forma assumption that the Company’s direct listing and the modification of RSU awards, which is the waiver of the liquidity event-based performance condition, occurred as of January 1, 2020. Further, as the modification of the RSUs is a Type III, improbable to probable modification, expense is recognized based on the modification date fair value which is recognized over the remaining service period.

Example Award Terms						Example Award Vesting
Award	Grant Date	Number of RSUs	Vesting Schedule	Modification Date Fair Value per Share	Total Modification Date Fair Value	# of Shares Vested During the Year Ended December 31, 2020	# of Shares Vested During Three Months Ended March 31, 2021	# of Shares Vested in the Periods Thereafter	Total
Grant A	6/30/2019	4,000	1 year cliff, remaining vests 1/16th every quarter thereafter	$2.00	$8,000	1,500	250	2,250	4,000
Grant B	3/31/2020	4,000	1 year cliff, remaining vests 1/16th every quarter thereafter	$2.00	$8,000	-	1,000	3,000	4,000
Total						1,500	1,250	5,250	8,000

United States Securities and Exchange Commission
Division of Corporation Finance
May 6, 2021

In the above example, the stock-based compensation expense recorded as a numerator adjustment is $4,500 for the year ended December 31, 2020 and $1,000 for the three months ended March 31, 2021 (not giving effect to tax), which is directionally decreasing when looking at the two periods:
•Total FY 2020 SBC expense = $3,000 for Grant A (1,500 shares x $2) + $1,500 for Grant B (75% (9 of 12 months) of 1,000 shares x $2) = $4,500.
The direct listing and modification is assumed to occur on January 1, 2020; therefore, for Grant A no expense is recognized in 2019 as the performance condition (IPO) was not probable. Commencing January 1, 2020, the expense is recognized prospectively given the Type III modification. As the cumulative expense recognized is required to at least equal the fair value of the vested awards (the “floor concept”) as 1,500 RSUs are vested as of December 31, 2020, expense for 2020 has to be at least $3,000.
For Grant B, expense is recognized on a straight-line basis over the four-year term of the award, resulting in recognition of nine months of expense for one-fourth of the award in the year ended December 31, 2020.
•Total Q1 2021 SBC expense = $500 for Grant A (250 shares x $2) + $500 for Grant B (25% (3 of 12 months) of 1,000 shares x $2) = $1,000

From a denominator adjustment standpoint, the total weighted average shares used in the pro forma calculation is 563 weighted average shares for the year ended December 31, 2020 and 1,514 weighted average shares for the three months ended March 31, 20211, which is directionally increasing when looking at the two periods.
For the Company, the number of RSUs added to the pro forma EPS denominator for 2020 is the weighted average number of shares that would have vested during 2020 which equals 632,874 RSUs based on the timing of when the service condition would have been satisfied. The number of RSUs added to the pro forma EPS denominator for the three months ended March 31, 2021 is 1,493,054, which is the weighted average number of shares that would have vested during the three months ended March 31, 2021, in addition to the number of shares that would have vested in 2020 (since these would need to be included in the denominator as outstanding shares).
Since the expense for the three months ended March 31, 2021 is only one quarter of expense associated with fewer shares vesting during the quarter, but the number of vested outstanding shares is increasing, the ratios appear to be moving in the opposite direction.
1 See Appendix A for weighted average shares calculations.

United States Securities and Exchange Commission
Division of Corporation Finance
May 6, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

/s/ James D. Evans
James D. Evans
Partner

FENWICK & WEST LLP

CC:	Ian Siegel
David Travers
Ryan Sakamoto
ZipRecruiter, Inc.

Katherine Duncan
Janiece Jenkins
Fenwick & West LLP

United States Securities and Exchange Commission
Division of Corporation Finance
May 6, 2021

Appendix A

Weighted Average C/S for Vested RSUs during the year ended December 31, 2020

Award	Quantity in Tranche	% Outstanding during year ended December 31, 2020	Weighted Avg C/S Outstanding
Grant A
Tranche 1 - vested 6/30/2020	1,000	50.0%	500
Tranche 2 - vested 9/30/2020	250	25.0%	62
Tranche 3 - vested 12/31/2020	250	0.3%	1
Grant B
Tranche 1 - vesting 3/31/2021	n/a	n/a	n/a
Total			563
Weighted Average C/S for Vested RSUs during the three months ended March 31, 2021

Award	Quantity in Tranche	% Outstanding during the three months ended March 31, 2021	Weighted Avg C/S Outstanding
Grant A
Tranche 1 - vested 6/30/2020	1,000	100%	1,000
Tranche 2 - vested 9/30/2020	250	100%	250
Tranche 3 - vested 12/31/2020	250	100%	250
Tranche 4 - vested 3/31/2021	250	1.1%	3
Grant B
Tranche 1 - vested 3/31/2021	1,000	1.1%	11
Total			1,514